October 25, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Cindy Rose

Re:      Eaton Vance Municipals Trust and Eaton Vance Municipals Trust II (together, the “Registrants”)

Ladies and Gentlemen:

The purpose of this letter is to respond to the following comment received by the undersigned from Cindy Rose of the Division of Investment Management of the Securities and Exchange Commission on June 21, 2011 regarding the annual reports to shareholders filed by the Registrants on behalf of their respective series (“Funds”):

Comment: In the Management Discussion of Fund Performance, include a separate discussion of the material factors affecting each Fund in addition to the more general discussion of material factors affecting each Fund.

Response: The current presentation of the Management Discussion of Fund Performance includes a combined discussion of material factors that affected the Funds included in the report. Going forward, in addition to this combined discussion, the Management Discussion of Fund Performance will include a specific discussion relating to each Fund. Such discussions were included in the annual report to shareholders filed on Form N-CSR by Eaton Vance Municipals Trust on September 27, 2011 (accession no. 0000940394-11-001073).

If you have any questions or comments concerning the enclosed Amendment, please contact the undersigned at (617) 672-8305 or fax (617) 672-1305.

Very truly yours, /s/ Maureen A. Gemma Maureen A. Gemma, Esq. Vice President